UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

☒ Form 10-K          ☐ Form 20-F          ☐ Form 11-K
☐ Form 10-Q          ☐ Form 10-D          ☐ Form N-CEN          ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KENONGWO GROUP US, INC.
Full Name of Registrant

N/A
Former Name if Applicable

Yangjia Group, Xiaobu Town

Address of Principal Executive Office (Street and Number)

Yuanzhou District, Yichun City

Jiangxi Province, China
Post Code 336000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the annual report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) imposed time constraints that have rendered timely filing of the Annual Report impracticable without undue hardship and expense to the registrant. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant endeavors to file its Annual Report no later than fifteen calendar days following March 31, 2021, the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jianjun Zhong	+86	400-915-2178
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The management anticipates the following: For the year ended December 31, 2020, we recognized total revenue of approximately $500 thousand as compared to $621,457 for the year ended December 31, 2019, a decrease of approximately 18%. We recorded a net loss of approximately $800 thousand for the year ended December 31, 2020, compared to a net loss of $138,112 for the year of 2019, an increase in net loss of approximately $700 thousand.

The above is subject to change as the audit of our financial statements for the year ended December 31, 2020 has not been completed. Important factors that may cause actual results to differ materially from those in the disclosure herein include, but are not limited to, the possibility that the ongoing audit may require adjustments in the financial results estimated above.

KENONGWO GROUP US, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2021

	By:	/s/ Jianjun Zhong
	Title:	Jianjun Zhong
President and Chief Executive Officer
(principal executive officer)

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